FINANCIAL STATEMENTS
DECEMBER 31, 2009

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
SilverCrest Mines Inc.

We have audited the consolidated balance sheets of SilverCrest Mines Inc. as at December 31, 2009 and 2008 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

April 19, 2010
(except as to Note 20 which
is as of May 18, 2011)

SILVERCREST MINES INC.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31

	2009	2008

ASSETS

Current
Cash and cash equivalents	$13,770,106	$3,868,799
Amounts receivable	11,451	37,767
Taxes receivable	707,960	393,894
Prepaid expenses	35,054	11,063
Held-for-trading securities (note 4)	1,960,000	-
	16,484,571	4,311,523

Plant and equipment (note 5)	9,036,877	4,300,638
Mineral properties (note 6)	15,864,134	12,004,001

	$41,385,582	$20,616,162

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$464,077	$668,811
Derivative instruments (note 10)	231,523	-
	695,600	668,811

Asset retirement obligation (note 7)	564,137	-
Deferred revenue (note 8)	14,081,700	-
Long term debt (note 9)	7,116,880	3,000,000
Derivative instruments (note 10)	10,362,387	-
	32,125,104	3,000,000

Shareholders’ equity
Capital stock (note 11)	31,380,614	25,250,963
Contributed surplus (note 11)	5,190,963	3,961,715
Deficit	(28,006,699)	(12,265,327)
	8,564,878	16,947,351

	$41,385,582	$20,616,162

Nature of operations (note 1)
Commitments and contingency (note 17)
Subsequent event (note 19)

On behalf of the Board:

“J. Scott Drever”	Director	“Barney Magnusson”	Director

The accompanying notes are an integral part of these consolidated financial statements.

SILVERCREST MINES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS and DEFICIT
YEARS ENDED DECEMBER 31

	2009	2008

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative services and s alaries	$104,481	$65,025
Amortization	6,756	6,515
General exploration	157,369	-
Investor relations and travel	274,462	291,881
Management fees (note 13)	350,000	401,000
Office a nd miscellaneous	149,894	107,772
Professional fees (note 13)	208,009	184,784
Regulatory and transfer agent fees	40,054	38,662
Rent and communications	55,554	42,924
Shareholder communications	32,583	51,989
Stock-based compensation (note 12)	263,141	1,172,955
Trade shows and conferences	48,874	73,110
LOSS BEFORE OTHER ITEMS	(1,691,177)	(2,436,617)

OTHER ITEMS
Foreign exchange (loss) gain	(134,471)	397,906
Interest on l ong term debt	(249,390)	(71,231)
Interest i ncome	10,144	192,092
Transaction costs (notes 8,9)	(2,540,863)	(1,070,414)
Unrealized gain on held-for-trading securities (note 4)	437,500	-
Unrealized l oss on derivative instruments (note 10)	(10,593,910)	-
Write-off of mineral property (note 6)	(979,205)	(3,966,743)
	(14,050,195)	(4,518,390)

NET AND COMPREHENSIVE LOSS FOR THE YEAR	(15,741,372)	(6,955,007)

DEFICIT, beginning of year	(12,265,327)	(5,310,320)

DEFICIT, end of year	$(28,006,699)	$(12,265,327)

Basic and diluted loss per share	$(0.30)	$(0.16)

Weighted average number of common shares outstanding	52,401,204	42,358,431

The accompanying notes are an integral part of these consolidated financial statements.

SILVERCREST MINES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES

Loss for the year	$(15,741,372)	$(6,955,007)
Items not affecting cash:
Amortization	6,756	6,515
Stock-based compensation	263,141	1,172,955
Foreign exchange gain	(94,523)	-
Write-off of mineral property	979,205	3,966,743
Unrealized gain on held-for-trading securities	(437,500)	-
Unrealized loss on derivatives	10,593,910	-
Transaction costs	849,000	900,000

Changes in non-cash working capital items:
Amounts receivable	26,316	17,723
Taxes receivable	(314,066)	(193,253)
Prepaid expenses	(23,991)	1,987
Accounts payable and accrued liabilities	(46,430)	71,860
Net cash used in operating activities	(3,939,554)	(1,010,477)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued	6,325,000	10,566,285
Capital stock issuance costs	(694,447)	(240,172)
Warrants exercised	43,875	-
Deferred revenue	12,559,200	-
Long term debt - proceeds	10,211,403	3,000,000
Long term debt - repayment	(6,000,000)	-
Net cash provided by financing activities	22,445,031	13,326,113

CASH FLOWS FROM INVESTING ACTIVITIES
Plant and equipment acquired	(4,425,312)	(4,286,602)
Mineral properties	(4,178,858)	(7,168,793)
Net cash used in investing activities	(8,604,170)	(11,455,395)

Change in cash and cash equivalents, during year	9,901,307	860,241
CASH AND CASH EQUIVALENTS, beginning of year
	3,868,799	3,008,558
CASH AND CASH EQUIVALENTS, end of year	$13,770,106	$3,868,799

Cash and cash equivalents is represented by:
Cash	$12,066,939	$219,599
Cash equivalents	1,703,167	3,649,200
	$13,770,106	$3,868,799

Supplemental disclosure with respect to cash flows (note 14)

The accompanying notes are an integral part of these consolidated financial statements.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 and 2008	TSX.V:SVL

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

SilverCrest Mines Inc. (the “Company”) is incorporated under the jurisdiction of the Province of British Columbia, Canada pursuant to the British Columbia Business Corporations Act. All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

The Company has commenced mine construction at its 100% owned Santa Elena gold-silver project located northeast of Hermosillo in the State of Sonora, Mexico. The Company has financed the construction of the mine with a brokered private placement of $6,325,000, a gold production contract with Sandstorm Resources Ltd. (”Sandstorm”) of $12,559,200 (note 8) and a project loan with Macquarie Bank Ltd. of US$12,500,000 of which US$6,800,000 has been received (note 9).

Other than the Santa Elena Project, the Company is in the process of exploring and developing its other mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

The Company believes it has adequate funds available to meet its operating and administrative obligations for the next fiscal year. If the funds and available financing are insufficient for the construction of the Santa Elena Mine, operating and administrative obligations, management will seek out additional financing from all available sources which would assure continuation of the Company’s operations and development programs.

	December 31, 2009	December 31, 2008
Working capital	$15,788,971	$3,642,712
Deficit	$(28,006,699)	$(12,265,327)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Significant accounts that require estimates as the basis for determining the stated amounts include mineral properties, derivative instruments, accrued liabilities, asset retirement obligation, fair value of warrants on long term debt, fair value of agents’ warrants in capital stock, stock-based compensation, foreign currency translations and valuation allowance of future taxes.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries NorCrest Silver Inc., a company incorporated under the laws of Canada and Nusantara de Mexico S.A. de C.V. and Santa Elena Oro y Plata S.A. de C.V., companies incorporated under the laws of Mexico. All significant inter-company transactions and balances have been eliminated upon consolidation.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 and 2008	TSX.V:SVL

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Plant and equipment and amortization

Plant and equipment is recorded at cost and amortized over its estimated useful life using the declining balance method at the following annual rates:

Plant and equipment	12%
Mining equipment	12%
Equipment and furniture	20%
Computer hardware	30%
Computer software	100%

Mineral properties and deferred exploration costs

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. When a property is abandoned, all related costs are written off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value. A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties and deferred exploration costs do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Asset retirement obligations

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. This would include obligations related to future removal of property and equipment, and site restoration costs. The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the asset retirement obligation and the related long-lived asset.

Impairment of long-lived assets

A long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. For purposes of recognition and measurement of an impairment loss, a long-lived asset is grouped with other assets and liabilities to form an asset group at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Estimates of future cash flows used to test recoverability of a long-lived asset include only the future cash flows that are directly associated with, and that are expected to arise as a direct result of, its use and eventual disposition.

Deferred revenue

Deferred revenue relates to the Upfront Deposit for the future delivery of gold ounces at contract prices and to the Sandstorm Shares issued for the guarantee of obligations under the Purchase Agreement (note 8). Once deliveries of gold are made to Sandstorm, the Company recognizes a portion of the deferred revenue as sales on the basis of the proportion of gold ounces sold to Sandstorm over the estimated life of mine reserves and resources at the Santa Elena Project attributable to Sandstorm. Transaction costs incurred in connection with the Sandstorm upfront payment are expensed as incurred.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 and 2008	TSX.V:SVL

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation

The Company’s subsidiaries are considered integrated operations and are translated into Canadian dollars using the temporal method. Under this method, the monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into Canadian dollar equivalents at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates. Revenues and expenses are translated at exchange rates prevailing on the respective transaction dates. Exchange gains and losses arising on translation are included in the statement of operations.

Stock-based compensation

The fair value of stock options granted is determined using the Black-Scholes option pricing model and recorded as stock-based compensation expense over the vesting period of the stock options.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per common share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year.

Basic loss per common share is calculated using the weighted average number of common shares outstanding during the year and does not include outstanding options and warrants. Dilutive loss per common share is not presented separately from loss per share as the conversion of outstanding stock options and warrants into common shares would be anti-dilutive.

Future income taxes

The Company follows the asset and liability method of accounting for income taxes whereby future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the period that includes the substantive enactment date. A valuation allowance is recognized to the extent that it is considered not likely that future income tax assets will be realized.

Derivative instruments

The Company uses derivative instruments to reduce the potential impact of changing metal prices as required under lending agreements. Derivative instruments are measured at fair value at the end of each period and recorded as a gain or loss on derivative instruments on the Consolidated Statements of Operations, Comprehensive Loss and Deficit. The Company does not apply hedge accounting to its derivative transactions.

Financial instruments, comprehensive income and hedges

All financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value, except for loans and receivables, held-to maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification. Held-for-trading financial assets are measured at fair value and are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired.

The Company classified its cash, cash equivalents, held-for-trading securities and derivative instruments as held-for-trading which is measured at fair value. Amounts receivable are classified as loans and receivable and accounts payable and accrued liabilities and long-term debt are classified as other liabilities, all of which are measured at amortized cost. Transaction costs related to held-for-trading financial assets and other financial liabilities that are long-term are expensed as incurred.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 and 2008	TSX.V:SVL

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2009, the Company adopted the new CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Amendment to Financial Instruments – Disclosures

During 2009, CICA Handbook Section 3862, Financial Instruments – Disclosures, was amended to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 – Inputs that are not based on observable market data

See note 15 for the relevant disclosures.

FUTURE ACCOUNTING POLICIES

Business combinations, non-controlling interest and consolidated financial statements

In January 2009, the CICA issued Handbook Sections 1582 “Business Combinations”, 1601 “Consolidated Financial Statements” and 1602 “Non-controlling Interests” which replace CICA Handbook Sections 1581 “Business Combinations” and 1600 “Consolidated Financial Statements”. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of these Sections is permitted and all three Sections must be adopted concurrently. The Company is in the process of evaluating the requirements of the new standards.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that Canadian public enterprises will need to adopt International Financial Reporting Standards effective for years beginning on or after January 1, 2011. Accordingly, the Company will be required to adopt IFRS on January 1, 2011. The transition will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company is currently evaluating the future impact of IFRS on its financial statements and will continue to invest in training and additional resources to ensure a timely conversion.

3. MANAGEMENT OF CAPITAL

The Company’s objective when managing capital is to safeguard the Company’ ability to continue as a going concern in order to pursue the development of its mineral properties. The Company considers as its capital its shareholders’ equity, cash, cash equivalents and long term debt.

The Company manages and adjusts its capital structure when changes to the risk characteristics of the underlying assets or changes in economic conditions occur. To maintain or adjust the capital structure, the Company may attempt to issue new equity, dispose of certain of its assets or issue or repay debt.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets which are revised periodically based on the results of its exploration programs, availability of financing and industry conditions. Annual and materially updated budgets are approved by the Board of Directors. There are no external restrictions on management of capital.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 and 2008	TSX.V:SVL

3. MANAGEMENT OF CAPITAL (continued)

The Company’s investment policy is to invest any excess cash in liquid short-term interest-bearing instruments. When utilized, these instruments are selected with regard to the expected timing of expenditures from continuing operations. The Company currently has sufficient capital resources to meet its planned operational expenses, administrative overhead expenses and complete the Santa Elena Mine construction through its current operating year. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activities. The Company believes it will be able to raise capital as required in the long term, but recognizes there will be risks involved that may be beyond its control.

4. HELD-FOR-TRADING SECURITIES

As at December 31, 2009:

		Mark-to-market gain
	Fair value	included in net loss
Held-For-Trading: Sandstorm Resources Ltd.	$1,960,000	$437,500

On November 27, 2009 the Company was issued 3,500,000 common shares of Sandstorm in exchange for the Company providing a guarantee pursuant to the Purchase Agreement entered into on May 14, 2009 (note 8). The Company recorded an initial value of $1,522,500 in deferred revenue. Under Canadian GAAP held-for-trading securities are to be recorded at fair value (marked to market) at the balance sheet date and the resulting gains or losses are to be included in the results for the year. As at December 31, 2009, the Company has an unrealized mark-to-market gain of $437,500.

5. PLANT AND EQUIPMENT

Amortization of plant and equipment will commence when placed into service and prior to achieving commercial production amortization expense will be capitalized to mineral properties.

			2009			2008
	Cost	Accumulated	Net Book	Cost	Accumulated	Net Book
		Amortization	Value		Amortization	Value
Plant and equipment	$9,012,966	$-	$9,012,966	$4,285,153	$-	$4,285,153
Equipment and furniture	27,487	13,230	14,257	17,534	11,538	5,996
Computer hardware	19,469	12,827	6,642	19,469	9,980	9,489
Computer software	27,655	24,643	3,012	22,426	22,426	-
	$9,087,577	$50,700	$9,036,877	$4,344,582	$43,944	$4,300,638

The Company has entered into several agreements regarding the mine construction, these are as follows;

In 2008, the Company agreed to have a heap leaching processing plant and refinery constructed for a total price of US$1,253,070. The Company has paid US$1,190,146 ($1,413,901) and will pay the final balance of US$62,924 on acceptance of performance testing.

In October 2009, the Company agreed to purchase generators for power generation for a total price of US$762,390. The Company paid US$76,239 ($82,142) in November 2009, US$266,837 in January 2010, US$266,836 in February 2010, and will pay the remaining balance of US$152,478 once the generators are delivered and installed.

In October 2009, the Company agreed to purchase certain automotive equipment for a total price of US$219,380. The Company will pay 10% once the purchase order is signed, 45% within two weeks of the purchase order and the remaining 45% once the equipment is delivered and installed.

In January 2010, the Company entered into an agreement with a construction contractor relating to the mine construction. The Company agreed to pay a total of $951,181 (MXP 11,798,455) as follows; 30% $285,354 (MXP 3,539,537) paid in February 2010 as a deposit; invoices to be applied to the deposit with the remaining balance to be paid over time according to invoices submitted and approved for payment.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 and 2008	TSX.V:SVL

6. MINERAL PROPERTIES

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing except as otherwise disclosed. However, this should not be considered as a guarantee of title. The mineral properties may be subject to prior claims or agreements, or transfers and rights of ownership may be affected by undetected defects.

2009		MEXICO		2009
	Santa Elena	Cruz de Mayo	Silver Angel	Total
Additions
Acquisition and option payments	$2,943,035	$-	$-	$2,943,035
Deferred development costs:
Assays	57,728	-	-	57,728
Drilling	98,893	-	-	98,893
Operations	133,287	-	-	133,287
Professional fees	144,304	-	-	144,304
Salaries	506,490	-	-	506,490
Technical consulting and services	845,901	-	-	845,901
	4,729,638	-	-	4,729,638
Deferred exploration costs:
Exploration and general	-	78,934	30,766	109,700
Subtotal, 2009 additions	4,729,638	78,934	30,766	4,839,338
Write-off of mineral property	-	-	(979,205)	(979,205)
Balance, December 31, 2008	$9,746,471	$1,309,091	$948,439	$12,004,001
Balance, December 31, 2009	$14,476,109	$1,388,025	$-	$15,864,134

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 and 2008	TSX.V:SVL

6. MINERAL PROPERTIES (continued)

2008		MEXICO		EL SALVADOR	2008

	Santa Elena	Cruz de Mayo	Silver Angel	El Zapote	Total
Additions
Option payments	$1,248,929	$-	$-	$-	$1,248,929
Deferred exploration costs:
Assays	85,262	6,806	-	-	92,068
Drilling	2,057,243	181,546	-	-	2,238,789
Exploration and general	1,167,958	1,422	38,376	144,310	1,352,066
Professional Fees	176,717	-	-	56,886	233,603
Technical consulting and services	1,986,287	-	-	98,837	2,085,124
Subtotal, 2008 additions	6,722,396	189,774	38,376	300,033	7,250,579
Write-off of mineral property	-	-	-	(3,966,743)	(3,966,743)

Balance, December 31, 2007	3,024,075	1,119,317	910,063	3,666,710	8,720,165
Balance, December 31, 2008	$9,746,471	$1,309,091	$948,439	$-	$12,004,001

Santa Elena Project, Mexico

On December 8, 2005 the Company entered into an option agreement to acquire the Santa Elena Project located northeast of Hermosillo, Sonora State, Mexico. The Company made stage payments totaling US$1,900,000 from December 2005 to June 2009 towards acquiring the rights to a 100% interest in the Santa Elena Project.

On August 14, 2009 the Company exercised its option to complete the acquisition of the Santa Elena Project. On October 1, 2009 upon federal registration in Mexico of the title documents, the Company paid US$1,575,000 in cash and US$525,000 by issuing 1,216,968 common shares of the Company at an issue price of $0.47 per share. The Company holds a 100% interest in the Santa Elena Project as at December 31, 2009.

Cruz de Mayo Project, Mexico

The Company purchased a 100% interest in the mineral concessions located in the Sonora State in Mexico in 2004.

Silver Angel Project, Mexico

The Company holds a 100% interest in mineral properties located in the Northern Sierra Madre range in Mexico, acquired by concession applications. As a result of poor exploration results, the Company elected to write-off the accumulated mineral property expenditures of $979,205 to operations effective December 31, 2009.

El Zapote Project, El Salvador

The Company acquired a 100% interest in the properties located in El Salvador by acquiring 100% of the share capital of Minera Atlas S.A. de C.V. (“Atlas”) an El Salvadoran corporation which owns certain concessions located in the Department of Santa Ana in Northern El Salvador. The properties are subject to a sliding scale royalty, payable from production, varying from US$0.20 per ounce of silver equivalent to US$0.60 per ounce depending on the silver price. The transaction was accounted for as an asset purchase since Atlas was not considered a business.

As a result of delays encountered in El Salvador in the permitting process and the political risk in the country, the Company elected to write-off the accumulated mineral property expenditures of $3,966,743 to operations effective December 31, 2008. All subsequent costs related to El Salvador are being expensed as such costs are incurred.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 and 2008	TSX.V:SVL

7. ASSET RETIREMENT OBLIGATION

The total undiscounted amount of the estimated cash flows required to settle the Company’s reclamation and remediation obligations in connection with Santa Elena and Cruz de Mayo Projects, as at December 31, 2009, is estimated to be $1,044,179 (2008 - $Nil). The ultimate amount of the asset retirement obligation is uncertain. The fair value estimate of the Company’s obligations to undertake site reclamation and remediation is based on information currently available.

The fair value of the estimated cash flows has been estimated at $564,137 as at December 31, 2009 (2008 - $Nil). In determining the fair value of the asset retirement obligation, the Company has assumed a long-term inflation rate of 4%, a discount rate of 8% (credit adjusted risk-free interest rate) and projected mine life of 8 years. There was no accretion expense recognized as the liability was recognized at December 31, 2009.

In view of uncertainties concerning asset retirement obligations, the ultimate costs could be materially different from the amounts estimated. The estimate of future asset retirement obligations is subject to change based on amendments to applicable laws and legislation. Future changes in asset retirement obligations, if any, could have a significant impact.

	2009	2008
As at December 31, 2008	$-	$-
Reclamation provision	564,137	-
Accretion expense	-	-
As at December 31, 2009	$564,137	$-

8. DEFERRED REVENUE

Details are as follows:

	2009	2008
Upfront Deposit	$12,559,200	$-
Sandstorm Shares	1,522,500	-
Deferred revenue	$14,081,700	$-

On May 14, 2009, the Company entered into a definitive Purchase Agreement with Sandstorm under which the Company’s wholly-owned Mexican subsidiary Nusantara De Mexico S.A. De C.V. agreed to sell 20% of future gold production from the Santa Elena Project to Sandstorm in exchange for an Upfront Deposit of US$12,000,000 plus make ongoing per-ounce payments equal to the lesser of US$350 and the prevailing spot gold market price upon delivery of gold. The per ounce price of US$350 is subject to an increase of 1% per annum commencing on the 3rd anniversary of the date the Santa Elena Project begins commercial production. The Upfront Deposit will be used to fund construction and development of the Santa Elena Project and for general and administrative costs associated therewith.

If the Company decides to develop an underground mine on the Santa Elena Project, Sandstorm has the right to purchase 20% of the gold from the underground mine at a per-ounce price equal to the lesser of US$450 and the prevailing spot gold market price, subject to an increase of 1% per annum beginning on the 3rd anniversary from the date the underground mine begins commercial production. In exchange, Sandstorm will pay for 20% of the capital expenditures incurred to determine the economic viability and to construct the underground mine.

The Upfront Deposit of US$12,000,000 was treated as deferred revenue, as the Company designated the agreement as a normal sales contract. As at December 31, 2009, no income recognition has been recorded against the Upfront Deposit, as gold sales to Sandstorm have not yet commenced.

Sandstorm has guaranteed its obligations under the agreement and has issued 3,500,000 of its common shares to the Company in consideration for the Company’s guarantee of its subsidiary’s obligations under the agreement. The fair value of the shares at the date received of $1,522,500 (note 4) was treated as deferred revenue. As at December 31, 2009, no income recognition has been recorded against the Sandstorm Shares, as gold sales to Sandstorm have not yet commenced.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 and 2008	TSX.V:SVL

8. DEFERRED REVENUE (continued)

The Company is providing a completion guarantee under which Sandstorm may require the return of a portion of the upfront payment if, within 30 months (May 27, 2012) from the date that the upfront payment was released, the Santa Elena Project has not produced a minimum of 7,500 ounces of gold in any three consecutive month periods. The Company believes it is more likely than not to fulfill the minimum production requirement.

During the year the Company paid $686,671 in transaction costs relating to the Purchase Agreement.

9. LONG TERM DEBT

Details are as follows:

	2009	2008
Macquarie Bank Limited - Project Loan Facility	$7,116,880	$-
Macquarie Bank Limited - Credit Agreement	-	3,000,000
Long term debt	$7,116,880	$3,000,000

Macquarie Bank Limited Project Loan Facility and Hedging Facilities

By agreement dated for reference November 24, 2009 the Company’s wholly-owned Mexican subsidiary, Nusantara de Mexico S.A. de C.V. (the “Borrower”) entered into a US$12,500,000 Project Facility Agreement (the “Project Loan”) and associated hedging facilities (the “Hedging Facility”) with Macquarie Bank Limited (“MBL”) to partially fund the cost of development of the Company’s Santa Elena Project in Mexico.

The Company drew down US$6,800,000 on December 9, 2009 to repay the Company’s Credit Agreement. The Project Loan will bear interest at the U.S. Dollar LIBOR (“London Interbank Offered Rate”) rate plus 6.0% per annum before repayment of 50% of the Project Loan and 5.5% after repayment of 50% of the Project Loan. The Project Loan shall be repaid in full on or before September 30, 2013 pursuant to an amortization schedule. The loan is secured by the assets of the Company.

In consideration for the provision of the Project Loan, the Company paid a facility fee of US$625,000 and issued 5,000,000 warrants to purchase common shares at $0.90 per share expiring on November 24, 2012 which vest prorate with the drawdown of the Project Loan. MBL agreed to cancel their outstanding 3,216,782 warrants on initial draw down of the Project Loan.

The incremental fair value of the warrants was calculated at $849,000 which has been allocated to transaction costs and contributed surplus. Proceeds received from any exercise of the warrants will be applied to repayment of the Project Loan.

The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	1.65%
Expected dividend yield	-
Expected volatility	79.49%
Expected life	3 years

The Hedging Facility was established on June 12, 2009 and amended on November 26, 2009 between the Borrower and MBL to cover 55,000 ounces of gold at a contract price of US$926.50 per ounce over the first three years of production (note 10).

Macquarie Bank Limited Credit Agreement

By agreement dated for reference July 3, 2008 and amended June 9, 2009, the Company entered into a $6,000,000 Credit Agreement with MBL. The loan was secured by the assets of the Company.

The Company drew down the First Tranche, $3,000,000 in 2008 to complete a feasibility study on the Company’s Santa Elena Project. Interest was charged at LIBOR plus 2.75% .

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 and 2008	TSX.V:SVL

9. LONG TERM DEBT (continued)

A facility fee of $120,000 was paid to MBL and 2,307,692 warrants to purchase common shares at $1.30 per share were issued. These warrants were cancelled pursuant to the Project Loan. The fair value of the warrants was calculated at $900,000 and was allocated to transaction costs and contributed surplus in 2008.

The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	2.56%
Expected dividend yield	-
Expected volatility	75.32%
Expected life	2 years

On June 15, 2009 the Company drew down the Second Tranche, $3,000,000 to partially fund the remaining acquisition cost of the Company’s Santa Elena Project. Interest was charged at LIBOR plus 7.5% . A facility fee of $60,000 was paid to MBL which has been allocated to transaction costs and the Company granted MBL a European gold call option for 5,000 ounces of gold at a strike price of US$1,000 per ounce with an option expiry date of June 13, 2012 (note 10).

The $6,000,000 debt was repaid in full on December 9, 2009 with the first draw down of the Project Loan.

During the year the Company paid $1,005,192 in transaction costs relating to the MBL Project Loan and Credit Agreement.

10. DERIVATIVE INSTRUMENTS

Details are as follows:

	2009	2008
Macquarie Bank Limited - Hedging Facility	$231,523	$-
Derivative instruments short term	$231,523	$-

Macquarie Bank Limited - Hedging Facility	$9,036,127	$-
Macquarie Bank Limited - European gold call option	1,326,260	-
Derivative instruments long term	$10,362,387	$-

Macquarie Bank Limited – Hedging Facility

The Company has implemented a gold price protection program (“Hedging Facility”) for the Santa Elena Project which was a requirement under the Project Loan. The Hedging Facility is comprised of 55,000 ounces of gold sold forward at US$926.50 per ounce according to the following delivery schedule.

Metal	Maturity	Quantity (Ounces )
Gold	2010	1,374
	2011	21,666
	2012	17,276
	2013	14,684
		55,000

The Company does not hold this derivative instrument for trading purposes. The Company has determined that this program constitutes an effective economic hedge for the Santa Elena Project however it does not meet the requirements for hedge accounting under current Canadian generally accepted accounting principles (Canadian GAAP).

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 and 2008	TSX.V:SVL

10. DERIVATIVE INSTRUMENTS (continued)

Financial derivative instruments, those which do not qualify for hedge accounting, are required under Canadian GAAP to be recorded at fair value (marked to market) at the balance sheet date and the resulting gains or losses are to be included in the results for the period. As at December 31, 2009, the Company has a mark-to-market derivative instrument liability of $9,267,650.

Macquarie Bank Limited – European gold call option

In consideration for the Second Tranche of the Credit Agreement (note 9) the Company granted MBL a European gold call option for 5,000 ounces of gold at a strike price of US$1,000 per ounce with an option expiry date of June 13, 2012. The fair value of the European gold call option was calculated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	2.01%
Expected dividend yield	-
Expected volatility	27.07%
Expected life	3 years

As at December 31, 2009 the fair value of the European gold call option has resulted in a derivative instrument liability of $1,326,260.

Composition of unrealized loss on derivative instruments

	2009	2008
Macquarie Bank Limited - Hedging Facility	$9,267,650	$-
Macquarie Bank Limited - European gold call option	1,326,260	-
Unrealized loss on derivative instruments	$10,593,910	$-

As at December 31, 2009, a 10% increase in the price of gold would result in an increase of $6,678,058 in the unrealized loss on derivative instruments.

11. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number	Capital Stock	Contributed	Total
	of Shares		Surplus

Authorized
Unlimited number of common shares without par value
Unlimited number of preferred shares without par value
(none outstanding)

Balance at December 31, 2007	35,070,647	$14,706,589	$2,107,021	$16,813,610
Warrants exercised	4,066,600	4,124,926	(37,076)	4,087,850
Private placement	5,562,214	6,118,435	-	6,118,435
Finder’s fees	-	(144,072)	-	(144,072)
Share issuance costs and finders’ warrants	-	(133,315)	37,215	(96,100)
Stock options exercised	800,000	578,400	(218,400)	360,000
Stock-based compensation	-	-	1,172,955	1,172,955
Fair value of warrants	-	-	900,000	900,000

Balance at December 31, 2008	45,499,461	25,250,963	3,961,715	29,212,678
Warrants exercised	67,500	43,875	-	43,875
Private placement	12,650,000	6,325,000	-	6,325,000
Agent fees	-	(379,500)	-	(379,500)
Share issuance costs and agent warrants	-	(432,054)	117,107	(314,947)
Issued for mineral properties	1,216,968	572,330	-	572,330
Stock-based compensation	-	-	263,141	263,141
Fair value of warrants	-	-	849,000	849,000

Balance at December 31, 2009	59,433,929	$31,380,614	$5,190,963	$36,571,577

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 and 2008	TSX.V:SVL

11. CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

On June 25, 2009 the Company completed an offering of 12,650,000 Units at a price of $0.50 per Unit for gross proceeds of $6,325,000. Each Unit consists of one common share of the Company and one-half of a common share purchase warrant. Each whole warrant is exercisable into one common share of the Company at a price of $0.65 per share until December 25, 2010. In connection with the offering the Company paid agent fees of $379,500 and issued 759,000 warrants exercisable into one common share of the Company at a price of $0.65 per share until December 25, 2010. The fair value of the warrants of $117,107 was allocated to capital stock and contributed surplus. The weighted average assumptions used for the Black-Scholes valuation of warrants were annualized volatility of 96.43%, risk-free interest rate of 1.23%, expected life of 18 months, dividend rate of Nil. The Company incurred share issuance costs of $314,947.

In 2009 67,500 warrants related to the offering were exercised for cash proceeds of $43,875.

December 31, 2008

On March 13, 2008 the Company issued 3,172,580 Units pursuant to a private placement, at a price of $1.10 per Unit for gross proceeds of $3,489,838. Each Unit consists of one common share of the Company and one-half of a common share purchase warrant. Each whole warrant is exercisable into one common share of the Company at a price of $1.40 per share until September 12, 2009. In September 2009 the Company extended the terms of the warrants for one additional year. These warrants will now expire September 12, 2010.

On March 20, 2008 the Company issued 2,389,634 Units pursuant to a private placement at a price of $1.10 per Unit for gross proceeds of $2,628,597. Each Unit consisted of one common share of the Company and one-half of a common share purchase warrant. Each whole warrant is exercisable for one common share of the Company at a price of $1.40 per share until September 19, 2009. In September 2009 the Company extended the terms of the warrants for one additional year. These warrants will now expire September 19, 2010.

In 2008 the Company paid finder’s fees of $144,072 and issued 130,974 warrants exercisable into one common share of the Company at a price of $1.40 per share until September 12, 2009 (103,854 warrants) and September 19, 2009 (27,120 warrants). The fair value of the warrants of $37,215 was allocated to capital stock and contributed surplus. The weighted average assumptions used for the Black-Scholes valuation of warrants were annualized volatility of 75.85%, risk-free interest rate of 2.65%, expected life of 24 months, dividend rate of Nil. The Company incurred share issuance costs of $96,100.

In 2008 4,066,600 warrants were exercised for cash proceeds of $4,087,850. As a result, $37,076 was transferred to capital stock from contributed surplus.

In 2008 800,000 stock options were exercised for cash proceeds of $360,000. As a result, $218,400 was transferred to capital stock from contributed surplus.

12. STOCK OPTIONS AND WARRANTS

Stock options

The Company has a stock option plan under which it is authorized to grant stock options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of the grant. The options can be granted for a maximum term of 10 years and certain options to employees and consultants vest over periods of time, determined by the board of directors. Options granted to investor relations consultants shall vest over a period of at least 1 year.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 and 2008	TSX.V:SVL

12. STOCK OPTIONS AND WARRANTS (continued)

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of	Weighted
	Options	Average
		Exercise Price
As at December 31, 2007	2,755,000	$0.81
Issued	2,225,000	$1.19
Exercised	(800,000)	$0.45
As at December 31, 2008	4,180,000	$1.08
Issued	1,225,000	$0.52
Expired	(625,000)	$1.41
Cancelled	(300,000)	$1.27
As at December 31, 2009	4,480,000	$0.87
Exercisable as at December 31, 2009	3,711,250	$0.94

Number of Options	Exercise Price	Expiry Date
505,000	$0.75	June 1, 2010
100,000	$0.96	August 15, 2011
725,000	$0.70	September 28, 2011
225,000	$1.39	January 7, 2013
850,000	$1.27	March 27, 2013
850,000	$1.03	July 14, 2013
200,000	$0.45	January 8, 2014
925,000	$0.50	July 22, 2014
100,000	$0.80	October 21, 2014
4,480,000

The weighted average remaining contractual life of options outstanding at December 31, 2009 is 3.03 years.

Stock-based compensation

The Company granted 1,225,000 (2008 – 2,225,000) incentive stock options with a weighted average fair value per option granted of $0.27 (2008 - $0.56) for a total fair value of $327,083 (2008 – 1,252,857). The total stock-based compensation recognized during the year ended December 31, 2009 under the fair value method was $263,141 (2008 - $1,172,955).

The following weighted average assumptions were used for the Black-Scholes valuation of stock options.

	2009	2008
Risk-free interest rate	2.41%	3.1%
Expected dividend yield	-	-
Expected stock price volatility	72%	64%
Expected option lives	3.92 years	3.53 years

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 and 2008	TSX.V:SVL

12. STOCK OPTIONS AND WARRANTS (continued)

Warrants

Warrant transactions and the number of warrants outstanding are as follows:

	Number of	Weighted Average
	Warrants	Exercise Price
As at December 31, 2007	6,699,200	$1.06
Issued	5,219,773	$1.36
Exercised	(4,066,600)	$1.01
Expired	(2,632,600)	$1.14
As at December 31, 2008	5,219,773	$1.36
Issued	12,084,000	$0.75
Exercised	(67,500)	$0.65
Expired	(130,974)	$1.40
Cancelled (note 9)	(3,216,782)	$1.33
As at December 31, 2009	13,888,517	$0.84

Number of Warrants	Exercise Price	Expiry Date
1,586,290	$ 1.40	September 12, 2010
285,727	$ 1.40	September 19, 2010
7,016,500	$ 0.65	December 25, 2010
5,000,000	$ 0.90	November 24, 2012

13,888,517

On September 2009, the Company granted warrant extensions for the 1,586,290 warrants that expired on September 12, 2009, extended to September 12, 2010 and the 1,194,817 warrants that expired on September 19, 2009, extended to September 19, 2010. Included in the 1,194,817 warrants were 909,090 warrants that were cancelled by Macquarie Bank Ltd. (note 9) leaving a balance of 285,727 warrants.

13. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a)	Paid or accrued $350,000 (2008 - $401,000) for management fees to companies controlled by two directors.

b)	Paid or accrued $175,000 (2008 - $244,250) for project management fees to an officer of the Company which are included in deferred development expenditures.

c)	Paid or accrued $55,430 (2008 - $52,672) to a company controlled by an officer for general expenses in deferred development costs.

d)

Paid or accrued $89,174 (2008 - $91,495) for legal fees which were included in professional fees, $130,747 (2008 - $61,116) for share issuance costs and $116,120 (2008 - $NIL) for transaction costs paid to a law firm of which an officer of the Company is a partner.

Included in accounts payable and accrued liabilities at December 31, 2009 is $8,532 (2008 - $2,462) due to a law firm of which an officer of the Company is a partner and $104,266 (2008 - $64,169) to officers, directors and companies controlled by officers and directors of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 and 2008	TSX.V:SVL

14. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2009	2008
Cash paid during the year for interest	$221,255	$54,083
Cash paid during the year for income taxes	$-	$-

Significant non-cash transactions for the Company for the year ended December 31, 2009 were as follows:

a)	The Company recorded a value of $263,141 for stock options vested during the year in contributed surplus.

b)	The Company recorded a value of $117,107 as share issuance costs to contributed surplus and capital stock for the issuance of 759,000 agent warrants pursuant to the private placement.

c)	Included in deferred revenue is $1,522,500 which relates to 3,500,000 Sandstorm shares issued pursuant to the Purchase Agreement (note 8).

d)	Included in mineral properties is $324,560 which relates to accounts payable and accrued liabilities and $572,330 which relates to shares issued for mineral properties.

e)

The Company issued 5,000,000 warrants to purchase common shares at $0.90 per share, the incremental fair value of the warrants issued of $849,000 was allocated to transaction costs and contributed surplus.

Significant non-cash transactions for the Company for the year ended December 31, 2008 were as follows:

a)	The Company recorded a value of $1,172,955 for stock options vested during the year in contributed surplus.

b)	The Company recorded a value of $218,400 from contributed surplus to capital stock due to the exercise of stock options.

c)	The Company recorded a value of $37,076 from contributed surplus to capital stock due to the exercise of warrants.

d)	The Company recorded a value of $37,215 as share issuance costs to contributed surplus and capital stock for the issuance of 130,974 finder’s warrants pursuant to the private placements.

e)	Included in mineral properties is $482,864 which relates to accounts payable and accrued liabilities.

f)	The Company issued 2,307,692 warrants to purchase common shares at $1.30 per share, the fair value of the warrants issued of $900,000 was allocated to transaction costs and contributed surplus.

15. FINANCIAL INSTRUMENTS

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity risk, credit risk, foreign currency risk, interest rate risk and price risk. Where material these risks are reviewed and monitored by the Board of Directors.

a. Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company maintains adequate cash balances and credit facilities in order to meet short and long term business requirements, after taking into account cash flows from operations and believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company’s cash is invested in business accounts with quality financial institutions and which is available on demand for the Company’s programs, and is not invested in any asset backed commercial paper.

b. Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet it contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and equivalents and taxes receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents with high-credit quality financial institutions. Receivables are due primarily from government agencies.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 and 2008	TSX.V:SVL

15. FINANCIAL INSTRUMENTS (continued)

c. Foreign Currency Risk

The Company operates in Canada, United States, Mexico and EL Salvador and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. The operating results and the financial position of the Company are reported in Canadian dollars. The fluctuations of the operating currencies in relation to the Canadian dollar will, consequently, have an impact upon the reporting results of the Company and may also affect the value of the Company’s assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

At December 31, 2009, the Company is exposed to foreign currency risk through the following financial assets and liabilities held in the following Canadian dollar equivalents:

	Canadian Dollar	US Dollar	Mexican Peso	Total
Cash and cash equivalents	$2,175,263	$11,565,307	$29,536	$13,770,106
Amounts receivable	5,452	-	5,999	$11,451
Total Assets	2,180,715	11,565,307	35,535	13,781,557

Amounts payable and accrued liabilities	173,162	246,117	44,798	464,077
Long term debt	-	7,116,880	-	7,116,880
Derivative instruments	-	10,593,910	-	10,593,910
Total Liabilities	173,162	17,956,907	44,798	18,174,867

Net Assets (Liabilities)	$2,007,553	$(6,391,600)	$(9,263)	$(4,393,310)

Based on the above net exposures at December 31, 2009 a 10% appreciation of the Canadian dollar against the US dollar and Mexican Peso, with all other variables held constant would result in approximately a $640,000 decrease in the Company’s loss and comprehensive loss for the year.

At December 31, 2008, the Company was exposed to foreign currency risk through the following financial assets and liabilities held in the following Canadian dollar equivalents:

	Canadian Dollar	US Dollar	Mexican Peso	Total
Cash and cash equivalents	$1,298,756	$2,462,649	$107,394	$3,868,799
Amounts receivable	32,397	3,659	1,711	$37,767
Total Assets	1,331,153	2,466,308	109,105	3,906,566

Amounts payable and accrued liabilities	192,864	433,589	42,358	668,811
Long term debt	3,000,000	-	-	3,000,000
Total Liabilities	3,192,864	433,589	42,358	3,668,811

Net Assets (Liabilities)	$(1,861,711)	$2,032,719	$66,747	$237,755

d. Interest Rate Risk

The Company’s exposure to interest rate risk arises from the interest rate impact on its cash and cash equivalents and fluctuations in the LIBOR rate applicable to its long-term debt. The Company’s practice has been to invest cash at floating rates of interest, in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss as a result of a decrease in the fair value of any guaranteed bank investment certificates included in cash and equivalents as they are generally held with large financial institutions. The Company’s long term debt carries an interest rate of U.S. Dollar LIBOR plus 6% which currently is approximately 6.25% . At December 31, 2009, with all other variables unchanged, a 1 percentage point change in interest rates would not have a significant impact on the Company’s loss and comprehensive loss for the year.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 and 2008	TSX.V:SVL

15. FINANCIAL INSTRUMENTS (continued)

e. Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The commodity price risk could affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. The Company closely monitors commodity prices of precious metals, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. In order to mitigate this risk, the Company has entered into a gold price protection program (note 10).

Financial instruments carrying value and fair value

The Company’s financial instruments consist of cash, cash equivalents, securities, amounts receivable, accounts payable and accrued liabilities, long term debt and derivative instruments.

The carrying value of amounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short periods until settlement. The fair value of the Company’s long term debt approximates their carrying value given that the interest rates have not changed materially.

At December 31, 2009, the Company’s classification of financial instruments within the fair value hierarchy are summarized as follows:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$13,770,106	$-	$-	$13,770,106
Held-for-trading securities	1,960,000	-	-	1,960,000
Total Assets	15,730,106	-	-	15,730,106

Derivative instruments	-	10,593,910	-	10,593,910
Total Liabilities	$-	$10,593,910	$-	$10,593,910

16. INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2009	2008
Loss before income tax recovery	$(15,741,372)	$(6,955,007)
Expected income tax (recovery)	(4,722,412)	$(2,156,052)
Difference in foreign tax rate	245,126	241,375
Non-deductible items	3,435,167	1,628,085
Deductible items	(112,947)	(96,865)
Unrecognized benefits of non-capital losses	1,155,066	383,457
Actual income tax recovery	$-	$-

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 and 2008	TSX.V:SVL

16. INCOME TAXES (continued)

	2009	2008
Future tax assets and liabilities:
Non-capital loss carry-forwards	$2,585,000	$1,530,000
Mineral properties	435,000	1,075,000
Capital losses	75,000	75,000
Other	480,000	375,000
	3,575,000	3,055,000
Valuation allowance	(3,575,000)	(3,055,000)
	$-	$-

As at December 31, 2009, the Company has non-capital losses for Canadian income tax purposes of approximately $8,300,000 and for Mexican income tax purposes of approximately $1,750,000 The non-capital losses may be utilized to reduce future years’ taxable income and expire for Canada up to 2029 and for Mexico up to 2019 if unutilized. Future tax benefits, which may arise as a result of these losses, capital losses, and other deductions have been offset by a liability and a valuation allowance and have not been recognized in these financial statements due to the uncertainty of their realization.

17. COMMITMENTS AND CONTINGENCY

The Company has entered into an operating lease agreement for office space. This agreement requires the Company to make the following lease payments:

Office Lease
Year ending December 31, 2010	$49,491
Year ending December 31, 2011	49,491
Year ending December 31, 2012	28,870
$127,852

Other commitments in respect of the Company’s Santa Elena Project are disclosed in note 5.

The Company will pay a management bonus totaling $175,000 in fiscal 2010 if the milestone of commercial production is met at the Company’s Santa Elena Project, in Mexico.

18. SEGMENTED INFORMATION

The Company operates in one business segment, the exploration and development of mineral properties. At the year end, assets by geographic location are as follows:

2009	Canada	Mexico	Total
Capital Assets
Plant and equipment	$23,911	$9,012,966	$9,036,877
Mineral properties	-	15,864,134	15,864,134
2008
Capital Assets
Plant and equipment	$15,485	$4,285,153	$4,300,638
Mineral properties	-	12,004,001	12,004,001

19. SUBSEQUENT EVENT

The following event occurred subsequent to December 31, 2009.

       (a) 248,500 warrants were exercised at $0.65 per share for cash proceeds of $161,525

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 and 2008	TSX.V:SVL

20. Reconciliation to Unites States Generally Accepted Accounting Principles

These consolidated statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). Material variation in accounting principles, practices and methods are used in preparing financial statements under United States Generally Accepted Accounting Principles (“US GAAP”). The effects of the principal differences on the Company’s financial statements are quantified below and described in the accompanying notes.

Consolidated Balance Sheets

The significant measurement differences between Canadian GAAP and US GAAP with respect to the Company’s consolidated balance sheets as at December 31, 2009 and 2008 are as follows:

As at December 31	2009	2009
Total assets under Canadian GAAP	$41,385,582	$20,616,162
Adjustment to exploration expenditures	(11,342,020)	(10,424,922)
Adjustment for debt issue costs	2,924,606	1,070,414
Amortization of debt issue costs	(1,169,517)	(63,419)
Adjustment for interest capitalization	1,235,847	22,347
Total assets under US GAAP	$33,034,498	$11,220,582

Total liabities under Canadian and US GAAP	$32,820,704	$3,668,811

Shareholders' equity under Canadian GAAP	$8,564,878	$16,947,351
Cumulative mineral property adjustment	(11,342,020)	(10,424,922)
Cumulative interest expense adjustment	107,402	-
Cumulative debt issue cost adjustment	2,883,534	1,029,342
Shareholders' equity under US GAAP	$213,794	$7,551,771
Total liabilities and shareholders' equity under US GAAP	$33,034,498	$11,220,582

Consolidated Statements of Loss and Comprehensive Loss

The significant measurement differences between Canadian GAAP and US GAAP with respect to the Company’s consolidated statements of loss and comprehensive loss as at December 31, 2009 and 2008 are as follows:

Years ended December 31	2009	2008
Net loss and comprehensive under Canadian GAAP	$(15,741,372)	$(6,955,007)
Exploration expenditures	(1,896,303)	(6,001,650)
Reversal of write off of exploration expenditures	979,205	3,966,743
Capitilization of debt issue costs	1,854,192	1,070,414
Amortization of debt issue costs	-	(41,072)
Capitalization of interest expense	107,402	-
Net loss and comprehensive under US GAAP	$(14,696,876)	$(7,960,572)

Basic and diluted loss per share under US GAAP	$(0.28)	$(0.19)

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 and 2008	TSX.V:SVL

20. Reconciliation to Unites States Generally Accepted Accounting Principles (continued)

Consolidated Statement of Cash Flows

Years ended December 31	2009	2008
Operating activities under Canadian GAAP	$(3,939,554)	$(1,010,477)
Reclassification of deferred exploration costs	(2,054,607)	(5,919,864)
Reclassification of debt issue costs	1,005,192	170,414
Reclassification of interest costs	107,402	-
Operating activities under US GAAP	$(4,881,567)	$(6,759,927)

Investing activities under Canadian GAAP	$(8,604,170)	$(11,455,395)
Reclassification of deferred exploration costs	2,054,607	5,919,864
Reclassification of interest costs	(107,402)	-
Investing activities under US GAAP	$(6,656,965)	$(5,535,531)

Financing activities under Canadian and US GAAP	$22,445,031	$13,326,113
Reclassification of debt issue costs	(1,005,192)	(170,414)
Financing activities under US GAAP	$21,439,839	$13,155,699

(a) Mineral properties

The Company classifies the costs of acquiring its mineral interests as tangible assets resulting in no difference between Canadian and US GAAP. Under US GAAP, exploration costs on mineral properties, other than acquisition costs, prior to the establishment of proven and probable reserves are expensed as incurred. Under Canadian GAAP these costs may be deferred. As a result, the Company expensed $1,896,303 (2008 - $6,001,650) in exploration expenses incurred during the year for US GAAP purposes.

Under US GAAP, the Company performs evaluations of its investment in mineral properties to assess the recoverability and the residual value of its investments in these assets. All mineral properties are reviewed for impairment whenever events or circumstances change which indicates the carrying amount of an asset may not be recoverable, utilizing established guidelines based on undiscounted future net cash flows from the asset or upon the determination that certain exploration properties do not have sufficient potential for economic mineralization.

(b) Deferred debt issue costs

Under Canadian GAAP, the Company expenses transaction costs incurred in raising debt.

Under US GAAP, these costs are reported in the balance sheet as deferred charges. Generally debt issue costs are capitalized as an asset and accreted over the term of the debt using the effective interest method. During the year ended December 31, 2009, the Company capitalized $1,854,192 (2008 - $1,070,414) of transaction costs to deferred debt issue costs. In connection with the transaction costs incurred in obtaining the project loan facility and credit agreement, the Company capitalized amortization of deferred debt issue costs of $1,106,098 (2008 - $22,347) to plant and equipment because interest costs on the related debt is capitalizable. The Company expensed amortization of deferred debt issue costs of $41,072 to operations in the year ended December 31, 2008 because the amount of avoidable interest was lower than the actual amortization expense of the deferred charges.

(c) Interest capitalization

The Company expenses its interest costs under Canadian GAAP.

Under US GAAP, interest on borrowings incurred during the construction period must be considered as an additional cost of constructed assets to be capitalized in plant and equipment and depreciated over the lives of the related assets. With respect to debt with explicit interest rates, interest costs include amounts resulting from periodic amortization of issue costs on debt. The amount of interest to be capitalized is determined as the capitalization rate multiplied by average accumulated expenditures for qualifying assets. Accordingly the Company capitalized interest costs of $107,402 to plant and equipment during the year ended December 31, 2009 (2008 - $nil).

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 and 2008	TSX.V:SVL

20. Reconciliation to Unites States Generally Accepted Accounting Principles (continued)

(d) Uncertain tax position

Effective January 1, 2007, the Company adopted for US GAAP purposes, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) 740-10 guidance on Accounting for Uncertainty in Income Taxes. This guidance prescribes a recognition and measurement model for tax positions taken or expected to be taken in a tax return, and provides guidance on the de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This adoption had no impact on the Company’s consolidated financial statements under US GAAP. The Company has not de-recognized any tax benefits or recognized any changes in the classification of tax liability during the year.

Additional disclosures - New accounting pronouncements

Variable Interest Entities

In June 2009, the FASB issued ASC guidance that requires an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a variable interest entity (“VIE”). This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics: i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. This guidance also will require ongoing reassessments of the primary beneficiary of a VIE. The new guidance is effective for the Company’s fiscal year beginning January 1, 2010. Adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

Accounting for Investments-Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees

In September 2009, the FASB issued the FASB Accounting Standards Update No. 2009-09 “Accounting for Investments-Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees”. This update represents a correction to Section 323-10-S99-4, Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee. Additionally, it adds observer comment Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees to the Codification. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Transition to International Financial Reporting Standards

The Company will report consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) for 2011, with comparative figures for the corresponding periods for 2010. As such the Company will not be presenting a reconciliation to US GAAP in future periods.